ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669
tel +1-415-773-5700
fax +1 415-773-5759
WWW.ORRICK.COM
May 21, 2015	Andrew D. Thorpe
(415) 773-5970
athorpe@orrick.com

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ooma, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted

April 20, 2015

CIK No. 0001327688

Dear Ms. Jacobs:

On behalf of our client, Ooma, Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated letter dated May 5, 2015. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is confidentially submitting its Draft Registration Statement on Form S-1 (the “Registration Statement”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to the Registration Statement.

Prospectus Summary

1.	We note your response to prior comment 2.

•	Please provide us with additional support for your statement that your communications solutions deliver “industry-leading HD voice quality.” In this regard, we note that the consumer research publication excerpt dated May 2014 rates Ooma’s call quality behind both WOW and Verizon FiOS.

Response: In response to the Staff’s comment, the Company has removed the reference to “industry-leading” HD voice quality throughout the prospectus.

•	Please revise the statement that you have “achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction” to clarify that this is your belief.

Barbara C. Jacobs

May 21, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 60 and 86.

•	Please tell us what consideration you have given to disclosing the name of the leading U.S. consumer research publication that has ranked Ooma as the number one home phone service for overall satisfaction and value. Additionally, consider revising to include the years Ooma has been ranked as the number one home phone service for overall satisfaction and value by this publication.

Response: The Company advises the Staff that it is prohibited by contract from using the name of the consumer research publication for advertising purposes, and accordingly, it has chosen not to identify the publication in the Registration Statement. In response to the Staff’s comment, the Company has added the years of the rankings on pages 1, 4, 86 and 91.

•	Please revise the statement that your Talkatone app was “ranked in the top 100 and top 300” of the Google Play and Apple App Store, respectively, to provide additional context. For example, clarify that these rankings are based on the number of U.S. downloads as tracked by App Annie, if true.

Response: In response to the Staff’s comment, the Company has added additional context and a reference to App Annie on pages 1 and 86.

Risks Associated with Our Business, page 5

2.	We note the revisions made in response to prior comment 12 concerning the ownership of a significant portion of your stock by insiders. Please revise your disclosure here and in the risk factor on page 44 to disclose the percentage of your voting power to be held by these insiders following the completion of this offering.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 6 and 44.

Barbara C. Jacobs

May 21, 2015

Summary Consolidated Financial Data, page 10

3.	We note in your response to prior comment 4 that while you currently plan to use a portion of the IPO proceeds to repay your outstanding Silicon Valley Bank loans and to cash settle the December 2010 warrant, you will not add related pro forma disclosures to subsequent amendments to this filing until such time you determine the IPO price range. To the extent you do file further amended versions of your registration statement prior to determination of the IPO price range, we ask that you include placeholder pro forma disclosures for the number of shares to be issued and related proceeds to be used to repay the Silicon Valley Bank loans and cash settle the December 2010 warrant. Include revisions on the page F-31 placeholders for both the numerator and denominator calculations used in computing pro forma net loss per share now inclusive of the effects of the loan repayments and related interest expense.

Response: In response to the Staff’s comment, the Company has added pro forma disclosure placeholders on pages 11, 51, 57, F-31 and F-32. With respect to the repayment of the bank loan, the Company respectfully advises the Staff that it does not believe that it is appropriate to include the bank loan repayment as a change in capitalization in the pro forma disclosures in the consolidated financial statements. However, the bank loan repayment has been added to the placeholder in the forepart of the prospectus.

Risk Factors

Risks Related to Our Business

Shifts in trends or the emergence of new technologies may render our solutions…, page 24

4.	Revisions made in response to prior comment 10 indicate that you derived “over 80%” of your revenue from Ooma Telo in fiscal 2015. Please revise to disclose the exact percentage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25.

Use of Proceeds, page 49

5.	We note that you intend to use a portion of the net proceeds from this offering to repay the outstanding principal and accrued interest on your existing loans with Silicon Valley Bank. Please tell us whether any of the indebtedness to be discharged was incurred within one year, and if so, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 of Item 504 of Regulation S-K.

Barbara C. Jacobs

May 21, 2015

Response: The Company advises the Staff that approximately $11 million of the indebtedness to be discharged was incurred within one year. In response to the Staff’s comment, disclosure of the use of proceeds of such indebtedness was added to page 49.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 61

6.	We note your response to prior comment 14 that core user churn rate is reflected in the Annual Net Dollar Subscription Retention Rate. Please clarify whether you use core user churn rate, independent of its use in your Annual Net Dollar Subscription Retention Rate metric, to manage your business. If so, provide an analysis of whether you believe disclosure of core user churn rates would be material to investors.

Response: The Company advises the Staff that its core user churn rate is one of many metrics that it uses to manage specific elements of its business. In fact, the Company discloses its average monthly core user churn rate on pages 87 and 92 of the prospectus. However, the Company does not use the core user churn rate, or many of the other metrics it reviews, in isolation from each other, to manage the business overall, since there are many interdependencies amongst the many metrics. Accordingly, the Company respectfully advises the Staff that it does not believe that its core user churn rate should be presented as a “Key Business Metric,” because it would be inconsistent with how the Company manages its overall business. In addition, the average monthly core user churn rate measures short term fluctuations in customer retention from month to month, which would not be meaningful to assess the Company’s long-term performance. The Company believes that its Annual Net Dollar Subscription Retention Rate adequately reflects the complex interdependencies of its components, including the core user churn rate, and therefore provides investors with a measure of the Company’s overall financial performance that is clearer, more reliable and more useful than any of its individual components. In this respect, the Company believes that its practice of disclosing its Annual Net Dollar Subscription Retention Rate and the method used to calculate it, but not the individual components, is consistent with other public companies in the SaaS business sector and appropriate disclosure for investors.

7.

We note in your response to prior comment 15 that you focus on total core users rather than separate Telo and Office core users to manage your business, and therefore believe it only appropriate to highlight total core user information. Yet you state on page 24 that Telo revenue comprised over 80% of total fiscal 2015 revenue, and on page 61 you mention that the core user churn rate is higher for Office customers than for Telo customers. Since you do maintain and evaluate certain separate core user measures for Office and Telo, please explain further the

Barbara C. Jacobs

May 21, 2015

consideration you gave to separately presenting core user information for each since it would appear to promote a better understanding of your business for investors. See Section III.B of SEC Release No. 33-8350.

Response: The Company advises the Staff that it does not believe that separate core user information for each of its product lines would be meaningful to investors. The Company believes that a number of Ooma Telo accounts are being used for small businesses. In addition, as discussed in the Business Section, the Company’s marketing strategy seeks to maximize the synergies between the small business and home markets. For example, advertising for the Ooma Telo product also creates awareness and drives sales of the Ooma Office product. Accordingly, separating core user information by product line may not provide an accurate illustration of the Company’s performance in either the home or small business markets, whereas the total core user information measures the overall market acceptance of the Company’s products and the success of its marketing strategies.

In the same manner that separately disclosing the Company’s core user churn rate would be inconsistent with the manner in which the Company manages its business (see response to comment no. 6, above), disclosing granular core user information would represent a significant departure from the manner in which the Company manages its overall business. For example, the Company believes that as much as 10% of its Ooma Telo customers use the service in connection with their small businesses, rather than within their homes. The Company also has evidence that many Ooma Office customers first learned about the Company because of television advertisements for Ooma Telo. For reasons such as these, the distinction between the core users and core user churn rates for the Company’s consumer and small business offerings, and the connection between those metrics and other metrics, is somewhat blurred, and trends in the same metric for one or the other offering may be misinterpreted by investors. For example, the Company may elect to increase the amount it spends on television advertising for the Ooma Telo, which may lead to small businesses representing an even higher percentage of Telo customers. Since small businesses have a high failure rate, this may lead to an increase in the churn rate for Telo customers that could easily be misinterpreted by investors as an indication that the Company’s Telo service has degraded, rather than an indication that the increased advertising has been effective.

Given these considerations, the Company respectfully advises the Staff that it has concluded that separately presenting core user information for Office and Telo customers would not promote a better understanding of our business for investors.

Barbara C. Jacobs

May 21, 2015

8.	We note your response to prior comment 16 but it is not clear to us why discussion of period-to-period variances in reported business metrics is not appropriate under Item 303 of Regulation S-K or SEC Release No. 33-8350. You have added disclosure on page 62 that you believe Annualized Exit Recurring Revenue (AERR) for core users serves as an indicator of recurring subscription and services revenue for near-term future periods. Therefore, AERR and your other Key Business Metrics are presented as reflective of revenue growth and revenue retention. As such, it appears to us that a discussion of those factors driving period-to-period changes in AERR and your other metrics would provide investors a better understanding of any trends that will materially impact future results, which is consistent with Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350. Accordingly, please expand your disclosure or advise us as to why revision is not required.

Response: In response to the Staff’s comment, the Company has added disclosure on page 62 to discuss the trends in AERR and Annual Net Dollar Subscription Retention Rate.

9.	We note your separate response to prior comment 17. We also note your disclosure on page 62 indicating that annual exit recurring revenue derives from total subscription and services revenue. Please reconcile the 2013 – 2015 annual exit recurring revenue amounts included in your response to the reported 2013 – 2015 annual total subscription and services revenue amounts in your filing.

Response: The Company advises the Staff that annualized exit recurring revenue was derived from the Company’s recurring revenue for the fourth quarter of each fiscal year presented. Concurrent herewith, we are supplementally providing the reconciliation under cover of a separate letter.

Consolidated Results of Operations, page 66

10.	We note that operating expense in total and by subcategory increased substantially in fiscal 2015 as compared to fiscal 2014, per the table on page 68, and your outlook for each subcategory as disclosed on pages 64 – 65. Please tell us your consideration for describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues from continuing operations. This would include a discussion of any known events that will cause a material change in the relationship between these operating expense categories and revenues. See Item 303(a)(3)(ii) of Regulation S-K.

Barbara C. Jacobs

May 21, 2015

Response: In response to the Staff’s comment, the Company has added disclosure of its expectations with regard to revenue trends on page 63.

Contractual Obligations, page 74

11.	We note your disclosure of unrecognized tax benefits as of January 31, 2015 on page F-27. Please tell us your consideration for disclosing liabilities relating to such benefits in the table of contractual obligations or related note. See Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release No. 33-9144.

Response: The Company advises the Staff that there are no recorded liabilities associated with the unrecognized tax benefits disclosed on page F-27.

Business

Litigation, page 102

12.	We note your disclosure of the patent infringement complaint filed against you by UrgenSync, LLC on April 17, 2015 in the U.S. District Court for the Eastern District of Texas. We also note that while you evaluated subsequent events from the balance sheet date through this same date per Note 15 on page F-32, you did not include disclosure of this particular loss contingency in Note 12 on page F-28. Please tell us your consideration for including such disclosure pursuant to ASC 450-20-50-9.

Response: The Company advises the Staff that prior to issuing its consolidated financial statements, the Company evaluated the UrgenSync LLC patent infringement complaint following the guidance in ASC 450, and concluded that the probability of a loss contingency occurring was neither probable nor reasonably possible. In addition, given the early stage of the proceedings, the Company was unable to reasonably estimate the amount of loss or range of losses, if any, that it may incur in connection with the matter. Therefore, the Company concluded that no disclosure of a loss contingency should be made in its consolidated financial statements.

Principal Stockholders, page 127

13.

You disclose on page 107 that Mr. Goettner has been the general partner of Worldview Technology Partners, a 57.17% beneficial owner, since 2004. Please tell us what consideration you have given to including the shares beneficially owned by entities affiliated with Worldview Technology Partners in Mr. Goettner’s beneficial ownership calculation. Additionally, we note that Mr. Goettner and Mr. Wei will serve on your audit and compensation committee, respectively. In light of each’s

Barbara C. Jacobs

May 21, 2015

affiliation with Worldview Technology Partners, please provide us with your analysis in support of the board’s determination that Mr. Goettner and Mr. Wei will satisfy the requirements for independence under the rules of the New York Stock Exchange and the Commission. In this regard, explain to us how you concluded that Mr. Goettner and Mr. Wei are independent for the purposes of Exchange Act Rules 10A-3(b)(1) and 10C-1(b)(1), respectively.

Response: The Company respectfully directs the Staff’s attention to footnote 1 of the beneficial ownership table on page 132 regarding the entities and the individuals that have or share voting and dispositive power of the shares held by the Worldview IV funds. Mr. Goettner is an employee with the title “General Partner” of Worldview Technology Partners, Inc., but his position does not enable him to direct the voting or the investment decisions with respect to the Ooma shares held by the Worldview IV funds. Each of the Worldview IV funds is controlled by Worldview Capital IV, L.P., as general partner of those funds, which in turn is controlled by Worldview Equity I LLC, as general partner of Worldview Capital IV, L.P. To the contrary, the voting and dispositive power over the Ooma shares held by the Worldview IV funds is shared amongst the members of Worldview Equity I LLC, which are disclosed in footnote 1. Accordingly, the Company submits that Mr. Goettner is not a beneficial owner of the shares held by the Worldview IV funds under Exchange Act Rule 13d-3.

The Company also advises the Staff that it has preliminarily concluded that Messrs. Wei and Goettner will not be independent directors under the listing standards of the NYSE and the Commission’s rules. The Company currently intends to rely upon the phase-in provisions contained in those rules, and appoint independent directors to replace Messrs. Wei and Goettner as compensation, audit, and nominating and governance committee members within the grace period provided in such rules.

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We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-773-5970.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe

Barbara C. Jacobs

May 21, 2015

cc:	Eric B. Stang, Ooma, Inc.
Ravi Narula, Ooma, Inc.
Spencer Jackson, Ooma, Inc.
Stephen J. Venuto, Orrick
Christopher J. Austin, Orrick
Joseph Z. Perkins, Orrick
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David G. Peinsipp, Cooley LLP